July 9, 2008

VIA EDGAR

Division of Corporate Finance
Mail Stop 4361
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Michael F. Johnson

Re:	Map V Acquisition, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C (the “Schedule”) Filed June 17, 2008 File No. 000-52524

Dear Mr. Johnson:

On behalf of the Company, we are responding to a comment contained in the Staff letter, dated June 25, 2008, addressed to Mr. Steven Y. Moskowitz, the Company’s Chief Executive Officer, with respect to the Company’s filing of Schedule 14C.

Outstanding Shares and Voting Rights page 3

It appears that you obtained consents for the action described in your filing from ten shareholders, nine of which own less than 10% of your outstanding shares and only two of whom are officers or directors of Map V Acquisition. Please tell us the sequence of events through which these consents were obtained. Please provide your analysis as to whether the consents were obtained through a solicitation, as defined in Rule 14a-1(l).

Response:

The Company has a total of approximately 45 shareholders, many or all of whom are friends, family, or close associates of the founders. As such, the shareholders have had continuous, ongoing discussions amongst themselves and management of the Company regarding the Company, its progress and development, and various steps that may be taken in order to best position the Company to achieve its objectives. These discussions resulted in 10 of the individual shareholders collectively agreeing that it was in the best interests of the Company to have the Company take the proposed action to increase its authorized shares and to create a class of blank check preferred stock. Thereafter, these shareholders legally documented their proposals and proceeded to vote by way of a majority written consent in lieu of meeting, for the actions specified in the Schedule.

It should be noted that the consents obtained for the Schedule were not solicited as defined under Rule 14a-1(l) of the Exchange Act, which provides, in relevant part, as follows: “the term “solicit” includes (i) any request for a proxy whether or not accompanied by or included in a form of proxy, (ii) any request to execute or not to execute, or to revoke, a proxy, or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” As discussed above, the shareholders were able to collectively fulfill these actions by voting, in their individual capacities, and not by designating any other person or persons as proxy, for such actions to be taken by the Company.

Thus, for the foregoing reasons, the Company respectfully submits that it did not engage in any of the activities outlined in Rule 14a-1(l), that no solicitation was undertaken in attaining the consents for the Schedule.

Lastly, per your request, the Company further acknowledges that:

•	The company is responsible for the adequacy and accuracy to the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman, Esq.

cc:  Mr. Steven Y. Moskowitz,
Chief Executive Officer

61 Broadway    New York, New York  10006  212-930-9700 212-930-9725 Fax
www.srff.com